Exhibit 99.4

UNITED UTILITIES PLC
12 APRIL 2005

We received a notification yesterday, from Barclays PLC notifying of its interest as at 5 April 2005 in 18,195,774 ‘A’ shares in United Utilities PLC amounting to 5.88% of the issued ‘A’ share capital.

Registered Holder	Account Designation	Holding

Bank of Ireland		43,270
BARCLAYS CAPITAL NOMINEES LIMI		11,020,357
Barclays Trust Co DMC69		2,500
Barclays Trust Co R69		4,075
CHASE NOMINEES LTD	16376	174,946
Clydesdale Nominees HGB0125	693013	2,222
Clydesdale Nominees HGB0125	694516	4,444
Clydesdale Nominees HGB0125	697710	8,056
Clydesdale Nominees HGB0125	697728	8,056
Clydesdale Nominees HGB0125	3102406	1,472
INVESTORS BANK AND TRUST CO.		4,038
INVESTORS BANK AND TRUST CO.		22,827
INVESTORS BANK AND TRUST CO.		1,582,803
INVESTORS BANK AND TRUST CO.		73,969
INVESTORS BANK AND TRUST CO.		420,498
INVESTORS BANK AND TRUST CO.		66,449
INVESTORS BANK AND TRUST CO.		4,273
INVESTORS BANK AND TRUST CO.		8,898
JP MORGAN (BGI CUSTODY)	16331	101,305
JP MORGAN (BGI CUSTODY)	16338	20,055
JP MORGAN (BGI CUSTODY)	16341	180,353
JP MORGAN (BGI CUSTODY)	16342	37,411
JP MORGAN (BGI CUSTODY)	16400	3,389,683
JP MORGAN (BGI CUSTODY)	17011	4,730
JP MORGAN (BGI CUSTODY)	18409	143,036
JPMORGAN CHASE BANK		52,128
JPMorgan Chase Bank		2,905
JPMorgan Chase Bank		13,085
JPMorgan Chase Bank		164,338
JPMorgan Chase Bank		61,976
JPMorgan Chase Bank		42,468
JPMorgan Chase Bank		41,496
JPMorgan Chase Bank		3,373
JPMorgan Chase Bank		33,765
JPMORGAN CHASE BANK		9,152
JPMorgan Chase Bank		9,632
JPMorgan Chase Bank		21,010
JPMorgan Chase Bank		742
JPMorgan Chase Bank		7,618
JPMorgan Chase Bank		2,940
Mellon Trust – Boston & SF		43,264
Mitsubishi Trust International		2,457

R C Greig Nominees Limited a/c	BL1	21,011
R C Greig Nominees Limited a/c	CM1	8,802
R C Greig Nominees Limited GP1	GP1	46,788
R C Greig Nominees Limited SA1	SA1	15,656
Reflex Nominees Limited		658
Reflex Nominees Limited		1,127
State Street		5,803
STATE STREET BOSTON		222,026
STATE STREET BOSTON		26,568
WELLS FARGO SEATTLE – WIRE BAN		5,104
ZEBAN NOMINEES LIMITED		156

Total		18,195,774

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United Utilities’ ordinary and ‘A’ shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.